AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

19 September 2005

05011603

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the General Announcement dated 16 September 2005, Re: Amsteel Corporation Berhad, Lion Corporation Berhad - Corporate and Debt Restructuring Exercises for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
OCT 18 2005
THOMSON
FINANCIAL

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Reference No MM-050916-54374

Submitting Merchant Bank (if applicable) : RHB Sakura Merchant Bankers Berhad

Submitting Secretarial Firm Name (if applicable)

* Company name : Amsteel Corporation Berhad
* Stock name : AMSTEEL
* Stock code : 2712
* Contact person : Mr Jaimie Sia
* Designation : Senior Vice President

* Type : ● Announcement ○ Reply to query

* Subject :

Amsteel Corporation Berhad ("ACB")
Lion Corporation Berhad ("LCB")
Corporate and Debt Restructuring Exercises ("GWRS")

* **Contents :-**

The Boards of Directors of ACB and LCB jointly announce that following an application made by ACB and LCB, the Securities Commission has granted a final approval to ACB and LCB to extend the deadline to complete the following proposals contemplated under the GWRS (details of which are particularised in the respective company's Circular to Shareholders dated 9 January 2003) to 9 January 2006:

a) For ACB, the issue of approximately 251.92 million new 4½ years warrants ("Warrants") to shareholders of ACB at the issue price of RM0.10 per Warrant; and

b) For LCB, the renounceable restricted offer for sale of up to approximately 67.61 million ordinary shares of RM1.00 each in ACB ("Offer Shares") by LCB to the eligible shareholders of ACB at the offer price of RM1.00 per Offer Share.

This announcement is dated 16 September 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

(RHB Sakura Merchant Bankers Berhad (19663-P))